SEC MAIL PROCESSING SECTION RECEIVED FEB 2 2 2005 WASH, D.C. 152

05036759

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22992

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OppenheimerFunds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Liberty Street, 11th Floor
(No. and Street)

New York (City) NY (State) 10281-1008 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Bishop (303) 768-2994
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

707 Seventeenth Street, Suite 2700 (Address) Denver, (City) CO (State) 80202-3499 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 11 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Bishop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OppenheimerFunds Distributor, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

My Commission Expires:
August 3, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OPPENHEIMERFUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Statement of Financial Condition

December 31, 2004

(With Independent Auditors' Report and
Supplemental Report on Internal Control Thereon)

Filed in accordance with Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934 as a Public Document

Independent Auditors' Report

Board of Directors
OppenheimerFunds Distributor, Inc.:

We have audited the statement of financial condition of OppenheimerFunds Distributor, Inc. (a wholly owned subsidiary of OppenheimerFunds, Inc.) as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of OppenheimerFunds Distributor, Inc. (a wholly owned subsidiary of OppenheimerFunds, Inc.) as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

KPMG LLP

Denver, Colorado
February 11, 2005

OPPENHEIMERFUNDS DISTRIBUTOR, INC.
(A Wholly Owned Subsidiary of OppenheimerFunds, Inc.)

Statement of Financial Condition

December 31, 2004

(Dollars in thousands)

Assets		
Current assets:		
Cash and cash equivalents	$	188,417
Customer cash		64,776
Accounts receivable:		
Brokers and dealers		115,968
Redemptions from mutual funds managed by affiliated companies		93,239
Distribution and service plan fee receivable		60,219
Affiliates		11,994
Income taxes		10,035
Other		727
Other current assets		212
Total current assets		545,587
Other assets:		
Deferred sales commissions		323,936
Investments		9,692
Total other assets		333,628
Total assets	$	879,215
Liabilities and Shareholder's Equity		
Current liabilities:		
Subscriptions payable to mutual funds managed by affiliated companies	$	182,760
Payable to brokers and dealers		91,122
Distribution and service plan fee payable		70,669
Accounts payable and accrued expenses		22,615
Accrued compensation		8,058
Derivative liability		119
Income taxes		4,297
Total current liabilities		379,640
Long-term liabilities:		
Deferred income taxes		104,759
Deferred compensation		8,587
Total long-term liabilities		113,346
Total liabilities		492,986
Shareholder's equity:		
Common stock; $300 stated value. Authorized 200 shares; issued and outstanding 100 shares		30
Additional paid-in capital		552,321
Accumulated deficit		(166,122)
Total shareholder's equity		386,229
Commitments and contingencies (note 6)		
Total liabilities and shareholder's equity	$	879,215

See accompanying notes to statement of financial condition.

(Dollars in thousands)

(1) The Company and Its Significant Accounting Policies

OppenheimerFunds Distributor, Inc. (the Company) acts as general distributor for the sale and distribution of shares of registered investment companies (hereafter referred to as mutual funds) which are managed by OppenheimerFunds, Inc. (OFI). The Company is a wholly owned subsidiary of OFI, a wholly owned subsidiary of Oppenheimer Acquisition Corporation (OAC), which is controlled by MassMutual Holding LLC (MassMutual). The Company is registered as a broker/dealer under the Securities Exchange Act of 1934.

(a) Cash and Cash Equivalents

Cash on deposit and investments in money market mutual funds are considered cash equivalents.

(b) Customer Cash

Customer cash represents cash received from customers for mutual fund subscriptions and redemptions that have not settled as of the balance sheet date. The corresponding liabilities have been recorded as subscriptions payable to mutual funds and payables to broker dealers.

(c) Investments

The Company's investments, consisting principally of equity securities and mutual funds are classified as trading securities and are carried at fair value. Changes in fair value are included in operating results. Fair value is based on the quoted net asset value of the funds or quoted market values.

Investments consist of the following at December 31, 2004:

	Cost	Unrealized gain	Fair value (carrying amount)
Equity and mutual fund securities	$ 7,822	1,870	9,692

(d) Derivatives

The Company uses market index futures to mitigate price risk on certain of its investments. Such contracts are recorded at fair value, with gains or losses included in operating results. At December 31, 2004, a liability of $119 is recorded as a derivative liability on the statement of financial condition for open futures positions. The Company applies Statement of Financial Accounting Standard (SFAS) No. 133, *Accounting for Derivative Financial Instruments*, as amended. This standard requires that all derivatives be accounted for as assets or liabilities, at fair value; gains and losses on derivatives are included in operations unless certain hedging requirements are elected and continually adhered to. The Company did not elect to employ hedge accounting.

(Continued)

(e) ***Deferred Sales Commissions***

Sales commissions paid to brokers and dealers in connection with sales of shares of certain mutual funds are charged to deferred sales commissions and amortized generally over six years. Early redemption charges received by the Company from redeeming shareholders reduce unamortized deferred sales commissions. The Company has determined that the unamortized deferred sales commissions are recoverable at December 31, 2004.

(f) ***Income Taxes***

Income taxes due to governmental agencies are based upon the Company's best estimate of its current and deferred tax assets and liabilities. Deferred income taxes are provided for temporary differences that exist between financial reporting and tax bases of assets and liabilities. Temporary differences primarily include deferred sales commissions.

The Company will file its 2004 federal income tax return on a consolidated basis with its parent, MassMutual, and its eligible consolidated subsidiaries and certain affiliates. The Company is subject to a written tax-allocation agreement, which allocates the Company's consolidated tax liability for payment purposes. Generally, the agreement provides the group members shall be compensated for the use of their losses and credits by other group members.

(g) ***Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(2) Transactions With Brokers and Dealers

The Company acts as general distributor for the sale and distribution of mutual funds. In this capacity, the Company records a receivable when purchase orders are confirmed with the originating brokers and dealers. The Company records a subscription payable to the mutual funds equal to the net asset value of unsettled shares. Settlement of this liability must occur within seven business days unless the trade is canceled. If the originating broker or dealer fails in its settlement, the purchase order under the terms of its dealer agreement with the Company, the Company may cancel the purchase order and hold responsible the originating broker or dealer.

When brokers and dealers place share redemption orders with the Company, a receivable is recorded from the mutual funds equal to the net asset value of all shares redeemed; at the same time, the Company records a corresponding liability payable to the originating brokers and dealers.

(Dollars in thousands)

(3) Related Parties and Other Matters

The following is a summary of the significant transactions and relationships with affiliated companies and other related parties as of December 31, 2004 and for the year then ended:

(a) Officers and Directors of the Company and Shareholders of OAC

Several officers and directors of the Company are also shareholders of OAC while also serving as officers and directors or trustees of the mutual funds managed and distributed by the Company.

(b) Revolving Credit Agreements

Under the terms of a credit agreement between OAC and MassMutual, the Company has granted MassMutual as the lender a security interest in all rights under its distribution and service plans relating to the receipt of distribution and service plan fees and contingent deferred sales charges on class B shares.

(c) Receivable from Affiliates

At December 31, 2004, the Company has recorded a receivable from OFI in the amount of $11,994.

(d) Revenue Sharing and Servicing Arrangements

The Company makes payments to affiliates of MassMutual for certain revenue sharing and servicing arrangements. The balance payable is $923 at December 31, 2004.

(e) Distribution and Service Plan Fees

The Company makes payments to affiliates of MassMutual for their sales of mutual funds managed by OFI. These payments are made pursuant to Rule 12b-1 Plans adopted by the respective funds and the amounts paid are based upon rates set under the plans, based on total assets invested by the affiliate's customers. The balance payable is $3,014 at December 31, 2004.

(Continued)

(Dollars in thousands)

(4) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2004, were as follows:

Deferred tax assets:		
Unrealized losses on investments	$	1,111
Compensation accruals		3,521
Stock compensation		6,290
Other		566
Gross deferred tax assets		11,488
Deferred tax liabilities:		
Deferred sales commissions		109,576
Income from other investments		6,671
Gross deferred tax liabilities		116,247
Net deferred tax liability	$	104,759

In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon management's projections over the period in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

IRS regulations issued in 2004 changed the tax treatment of deferred sales commissions. The 2004 regulations permitted taxpayers to currently deduct, rather than capitalize commissions. The new rules are effective for the Company's 2003 tax year. The new regulations also permitted a deduction for the unamortized portion of commissions that had been paid after January 24, 2002.

As of December 31, 2004, $4,297 was payable to MassMutual for consolidated federal income taxes and $116 was receivable from MassMutual for consolidated state income taxes.

(5) Employee Benefit Plans

OFI has a 401(k) Capital Accumulation Plan (the Plan), a defined contribution plan, in which all company employees are eligible to participate. After one year of service, the Plan provides for company matching contributions and provides for discretionary contributions which were 5% of employee compensation for the first three quarters and 12.5% for the fourth quarter, subject to plan and statutory limits.

(Dollars in thousands)

In addition, employees of the Company participate in OFI's nonqualified deferred compensation plan, which allows certain employees to elect to defer a portion of their compensation. Employees are credited with earnings on the deferrals using various indices based on funds managed by OFI. At December 31, 2004, deferred compensation payable in the amount of $8,587 was recorded.

(6) Commitment and Contingencies

A consolidated amended complaint has been filed as putative derivative and class actions against the Fund's Manager, Distributor and Transfer Agent (collectively, the Oppenheimer defendants), as well as 51 of the Oppenheimer funds (as "Nominal Defendants"), 31 present and former directors or trustees and 9 present and former officers of the funds. This complaint, filed in the U.S. District Court for the Southern District of New York on January 10, 2005, consolidates into a single action and amends six individual previously-filed putative derivative and class action complaints. Like those prior complaints, the complaint alleges that the Manager charged excessive fees for distribution and other costs, improperly used assets of the funds in the form of directed brokerage commissions and 12b-1 fees to pay brokers to promote sales of the funds, and failed to properly disclose the use of assets of the funds to make those payments in violation of the Investment Company Act and the Investment Advisers Act of 1940. Also, like those prior complaints, the complaint further alleges that by permitting and/or participating in those actions, the directors/trustees and the officers breached their fiduciary duties to shareholders of the funds under the Investment Company Act and at common law. The complaint seeks unspecified compensatory and punitive damages, rescission of the funds' investment advisory agreements, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. The Oppenheimer defendants believe that the allegations contained in the Complaints are without merit and that they, the funds named as Nominal Defendants, and the directors/trustees of those funds have meritorious defenses against the claims asserted. The Oppenheimer defendants intend to defend these lawsuits vigorously and to contest any claimed liability, and they have retained legal counsel to defend such suits. The Company believes that it is premature to render any opinion as to the likelihood of an outcome unfavorable to it and that no estimate can yet be made with any degree of certainty as to the amount or range of any potential loss. Therefore, no loss contingency has been recorded at December 31, 2004.

(Dollars in thousands)

A putative derivative class action, Prichard et al. v. Armstorng et al (Case No. 05 CV 0293) (USDC SDNY), has been filed against OFI, OFDI and OppenheimerFunds Services (a division of OFI) (collectively, the Oppenheimer Defendants) as well as 15 Directors or Trustees of certain of the Oppenheimer Funds. This complaint, filed in the U.S. District Court for the Southern District of New York on January 12, 2005, charges that proofs of claims were not filed on behalf of the Funds in connection with each of the securities class actions in which the Funds were eligible to participate, as institutional investors, during the time period January 12, 2002 through January 12, 2005. The complaint alleges that the failure to submit proof of claim forms or otherwise participate in and recover under settled securities class actions, constituted negligence, breach of fiduciary duty, and a violation of the Investment Company Act of 1940. The complaint seeks unspecified compensatory and punitive damages, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. The Company believes that the allegations contained in the complaint are without merit and that the Company and the Directors/Trustees of the Funds who are named as Defendants have meritorious defenses against the claims asserted. Therefore, no loss contingency has been recorded at December 31, 2004. The Oppenheimer Defendants intend to defend this lawsuit vigorously and to contest any claim of liability.

(7) Net Capital Requirement

As a broker and dealer registered with the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1 of the Securities Exchange Act of 1934. The Company computes its net capital using the alternative standard appearing in paragraph a(1)ii of the Rule. Under this method, minimum capital is $250. At December 31, 2004, the Company had net capital of $134,206 that exceeded requirements by $133,956.

Independent Auditors' Report

Board of Directors
OppenheimerFunds Distributor, Inc.:

In planning and performing our audit of the financial statements of OppenheimerFunds Distributor, Inc. (a wholly owned subsidiary of OppenheimerFunds, Inc.) (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

Denver, Colorado
February 11, 2005